FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 001-10306

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

This announcement replaces the announcement released on 18 December 2006 substituting "10,000,000 Non-cumulative USD Preference Shares, Series B of
$25.00" each for the incorrect statement "10,000,000 Non-cumulative USD
Preference Shares, Series B of $0.01 each"

REDEMPTION OF NON-CUMULATIVE USD PREFERENCE SHARES

The National Westminster Bank PLC has given notice that it will, on the
16th January 2007 (the "Redemption Date"), redeem all the 10,000,000
Non-cumulative USD Preference Shares, Series B of $25.00 each. Consequently, on the Redemption Date, each share will become due and payable at its redemption amount of $25.00 together with dividends payable for the current dividend period and accrued to the Redemption Date of $0.4921875.

For further information please contact:

The Royal Bank of Scotland Group plc;

Ron Huggett                                     Richard O'Connor
Director, Capital Management                    Head of Investor Relations
280 Bishopsgate                                 280 Bishopsgate
London                                          London
EC2M 4RB                                        EC2M 4RB
Tel: 020 7085 4925                              Tel: 020 7672 1763

Registered holders of American Depositary Receipts please contact:

JP Morgan Chase Bank N.A. (Paying Agent)
Attn: Reorganization Dept.
P.O. Box 3447
South Hackensack, NJ 07606
U.S.A.

Tel : From within the U.S., Canada or Puerto Rico:
      1-888-444-6789 (Toll Free)

      From outside the
      U.S.: 1-201-680-6630 (Collect)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2007

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat